Issuer Free Writing Prospectus	Filed Pursuant to Rule 433 Registration No. 333-150290 January 13, 2009

Amgen Inc.

TERM SHEET

Dated January 13, 2009

$1,000,000,000 5.700% Senior Notes due 2019

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated January 13, 2009 and the accompanying prospectus (including the documents incorporated by reference in the accompanying prospectus) relating to these securities.

Issuer:	Amgen Inc.
Ranking:	Senior Unsecured
Size:	$1,000,000,000
Maturity Date:	February 1, 2019
Coupon:	5.700%
Price to Public:	99.777%, plus accrued interest from January 16, 2009 if settlement occurs after such date
Yield to Maturity:	5.729%
Treasury Benchmark:	3.750% due November 15, 2018
Spread to Benchmark:	345 bps
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2009
Reinvestment Rate:	0.50% plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid.
Net Proceeds to Issuer:	$994,020,000
Capitalization Table Items as of September 30, 2008 (as adjusted):

Cash, cash equivalents and marketable securities: $11,737(1)

Senior notes due 2019 offered hereby: $998

Senior notes due 2039 offered hereby: $995

Total long-term debt: $12,169

Total debt: $13,169(1)

Total capitalization: $33,001(1)

Trade Date:	January 13, 2009
Settlement Date:	January 16, 2009 (T+3)
CUSIP:	031162 AZ3
ISIN:	US031162AZ32
Denominations:	$2,000 x $1,000
Ratings:	Moody’s: A3 (Stable Outlook) S&P: A+ (Stable Outlook) Fitch: A (Stable Outlook)
Underwriters:	Joint Book-Running Managers:
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Senior Co-Managers:
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Mitsubishi UFJ Securities International plc
UBS Securities LLC
Co-Managers:
Daiwa Securities America Inc.
Greenwich Capital Markets, Inc.

(1)	Note: Does not reflect Amgen’s repayment of the balance of the floating rate notes due 2008 that were repaid by Amgen with cash on hand in November 2008.

Amgen Inc. has filed a registration statement (including a prospectus dated as of April 17, 2008) and a prospectus supplement dated as of January 13, 2009 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Amgen Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or term sheet for complete details. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Goldman, Sachs & Co., Prospectus Department, by calling 866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 866-500-5408 or Morgan Stanley & Co. Incorporated by calling 866-718-1649.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.